UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2005

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 0-26001
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
Profit Incentive Bonus Plan of
Hudson City Savings Bank
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

REQUIRED INFORMATION
Profit Incentive Bonus Plan of
Hudson City Savings Bank
Financial Statements and Schedules
At December 31, 2005 and 2004 and
for the years ended December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                    /s/ KPMG LLP
Short Hills, New Jersey
June 23, 2006

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Net Assets
Available for Benefits
December 31, 2005 and 2004

	December 31,	December 31,
	2005	2004
Investments, at current value:
Investments in mutual funds (note 9)	$14,564,672	12,815,973
Investment in Hudson City Bancorp, Inc.
Common Stock Fund (note 9)	49,995,315	47,514,603

	64,559,987	60,330,576

Receivables:
Employer contribution receivable	578,291	592,514
Interest receivable	6,888	3,248
Participant loans receivable (note 7)	475,205	438,744

	1,060,384	1,034,506

Payables:
Fee payable	(2,285)	(2,282)

Net assets available for benefits	$65,618,086	61,362,800

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2005 and 2004

	December 31,	December 31,
	2005	2004
Contributions:
Employer contributions	$578,431	$592,514
Employee contributions	1,101,119	875,410
Rollovers	114,911	92,483

Total contributions	1,794,461	1,560,407

Investment income:
Interest	22,782	19,054
Dividends	673,535	363,615
Net realized gains (losses) on sales of investments	27,320	(143,512)
Net appreciation (depreciation) of investments (note 9)	3,557,006	(167,516)

Total investment income	4,280,643	71,641

Contributions and investment income	6,075,104	1,632,048

Participant benefits	(1,803,114)	(2,042,554)
Other (note 6)	(16,704)	(4,820)

Net change in assets available for benefits	4,225,286	(415,326)

Net assets available for benefits:
Beginning of period	61,362,800	61,778,126

End of period	$65,618,086	$61,362,800

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) have been prepared on an accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

(b)	Investments

The Plan’s mutual fund investments are stated at fair value based on the quoted market prices. The investment in Hudson City Bancorp, Inc. common stock fund is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Investment Institutional Operations Company, Inc. (the “Trustee”) which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.

(c)	Payments of Benefits

Benefits are recorded when paid.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2005 and 2004
(d)	Use of Estimates

In preparing plan financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.
(2)	Description of Plan

The following plan information provides only a general description of the Plan’s provisions. The plan document should be referred to for a more complete description of the Plan’s provisions.

The Plan is a self-directed, defined contribution profit-sharing plan sponsored by the Hudson City Savings Bank (the Bank). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(a)	General

Under terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. stock for the portion of any distribution that is attributable to an interest in the Employer Stock Fund. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.

The Plan maintains for each member a regular account and an optional account. The regular account is credited with 50% of the Bank’s contributions and the optional account is credited with the balance, after giving effect to the cash election option available to each participant. Effective October 1, 1998, participants can elect to receive the Bank’s contribution in cash and/or allocate to the optional participant directed investment funds in increments of 10%. A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2005 and 2004
1,000 work hours in one anniversary year, as defined. Each member is fully vested to the extent of his/her optional account and becomes vested at the rate of 20% per year in his/her regular account until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Bank’s contribution. During the years ended December 31, 2005 and 2004, there were $47 and $11,992 of forfeitures that can be applied to reduce the Bank’s future contributions. Investment earnings or losses are allocated to a participant’s regular and optional account balances, as defined.

(b)	Contributions

The Bank has agreed to make contributions to the Plan in an amount equal to the lesser of a portion of the Bank’s income, as defined, that will not reduce the amount available for surplus below $2,500 for every $1,000,000 of average total assets for the plan year, or 5% of compensation, as defined, of all participants after becoming participants in the Plan, at the end of the plan year. In addition, sponsor contributions are limited to the maximum amount deductible by the Bank for income tax purposes.

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations.

Participants in the Plan may designate the funds into which their respective share of the Bank’s contribution or their own contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.
(3)	Changes in the Plan

There were no significant amendments to the Plan during the year ended December 31, 2005.

(4)	Federal Income Taxes

The Plan has adopted an approved prototype plan, which received an IRS determination letter dated October 9, 2003. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2005 and 2004
(5)	Plan Termination

The Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets. However, investment management services are paid by the Plan Sponsor.

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount not to exceed certain amounts, as defined. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably by participant checks.

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investment International Operations Company, Inc. (Fidelity). Fidelity is also the trustee and recordkeeper, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by the Plan Sponsor.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2005 and 2004
(9) Investments
Individual investments in excess of 5% of net assets available for plan benefits at December 31, 2005 and 2004 are as follows:

	December 31,		December 31,
	2005		2004
		Current		Current
	Cost	Value	Cost	Value
Hudson City Bancorp, Inc. — investment in common stock	$10,221,292	49,995,315	9,788,285	47,514,603
MS Stable Value A Fund	5,199,548	5,199,548	4,171,676	4,171,676
For the years ended December 31, 2005 and 2004, the Plan’s net appreciation (depreciaton) of investments is as follows:

	December 31,	December 31,
	2005	2004
Investments in mutual funds	$(92,286)	537,588
Investment in Hudson City Bancorp, Inc. common stock	3,649,292	(705,104)

	$3,557,006	(167,516)

Page10

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Item 4(i) — Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2005

		Number of	Current
Identity of Issue	Description of Investment	Shares	Value
Morgan Stanley Funds	Morgan Stanley Dean Witter Stable Value A Fund	5,199,548	$5,199,548

Morgan Stanley Funds	Morgan Stanley Dean Witter U.S. Government Securities Trust A Fund	319,595	2,905,122

Morgan Stanley Funds	Morgan Stanley Dean Witter S&P 500 Index A Fund	182,545	2,455,226

Van Kemper Funds	Van Kampen Comstock Fund	123,868	2,206,088

Van Kemper Funds	Van Kampen Equity Income A Fund	53,114	461,030

Fidelity Advisor Funds	Fidelity Advisors Series I Mid Cap CL T Fund	17,184	417,050

Fidelity Advisor Funds	Fidelity Advisor Series II Balanced CL T Fund	18,347	292,079

Van Kemper Funds	Van Kampen Series Fund Inc. — Tax Managed Global Franchise A Fund	12,347	291,153

Fidelity Advisor Funds	Fidelity Advisors Series VIII Value Strategies CL T Fund	8,292	245,843

Fidelity Advisor Funds	Fidelity Advisors Series VII Financial Services T Fund	4,052	91,533

	Total investment in mutual funds		14,564,672

	*Hudson City Bancorp, Inc. investment in common stock	3,980,624	49,995,315

	* Participant Loan Receivable (a)	475,205	475,205

	Total other investments		50,470,520

	Total investments		$65,035,192

*	A party-in-interest as defined by ERISA

(a)	As of December 31, 2005, the interest rates on these loans ranged from 5.25% to 6.50%

Page11

SIGNATURE OF PLAN ADMINISTRATOR
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of Hudson City Savings Bank

Date: June 23, 2006	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator
Vice President and Human
Resources Officer
Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Public Accounting Firm	Page 14